Exhibit (a)(5)(B)

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF PENNSYLVANIA

ROBERT CLAYTON, On Behalf of Himself and All	)	Case Number
Others Similarly Situated,	)
)
Plaintiff,	)	CLASS ACTION
	)	COMPLAINT FOR BREACH
v.	)	OF FIDUCIARY DUTY AND
	)	INDIVIDUAL CLAIMS FOR
	)	VIOLATION OF SECTIONS
ORTHOVITA, INC, R. SCOTT BARRY, MORRIS	)	14(d)4 and (e) AND 20(a) OF
CHESTON, JR., MARY E. PAETZOLD, PAUL G.	)	THE SECURITIES
THOMAS, WILLIAM E. TIDMORE, JR., PAUL T.	)	EXCHANGE ACT OF 1934
TOUHEY, JR., ANTONY KOBLISH, STRYKER	)
CORPORATION, and OWL ACQUISITION	)
CORPORATION,	)
)
)
Defendants.	)
)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Robert Clayton (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

INTRODUCTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Orthovita, Inc. (“Orthovita” or the “Company”) against certain officers and/or directors of Orthovita (the “Board”), the Company and other persons and entities involved in a proposed transaction through which the shareholders of the Company are presented with a tender offer by Owl Acquisition Corporation (“OAC”), a wholly-owned subsidiary of Stryker Corporation (“Stryker”), after which the Company will effectuate a second step merger with Stryker for inadequate consideration and the result of a flawed process tainted with conflicts (the “Proposed Transaction”).

2. On May 16, 2011, Orthovita issued a press release announcing that it had entered into a definitive merger agreement for Stryker to acquire Orthovita, via a tender offer, in a deal with a total enterprise value of approximately $316 million, including debt assumed and net of cash acquired. Under the terms of the Proposed Transaction (as defined below), Orthovita common shareholders will receive $3.85 per share in cash for each Orthovita share they own.

3. On that same day, Stryker also issued a press release regarding the Proposed Transaction, disclosing that Citi served as its financial advisor in connection with the transaction.

4. Pursuant to the Agreement and Plan of Merger dated May 16, 2011 (“Merger Agreement”) entered into between Orthovita, Stryker and OAC, OAC shall commence a cash tender offer (the “Tender Offer”) to purchase all outstanding shares of Orthovita’s common stock at a purchase price of $3.85 per share in cash, to be followed by a merger of OAC with and into the Company.

5. Concurrently and in connection with the Merger Agreement, each of Orthovita’s directors, executive officers, and shareholder Essex Woodlands Health Ventures Fund VII, L.P. (“Essex Woodlands”), who collectively own approximately 14.5% of the fully diluted shares of Orthovita common stock, entered into a tender and voting agreement with Stryker and OAC (each, a “Tender and Voting Agreement” and collectively, the “Tender and Voting Agreements”) pursuant to which they have agreed to tender all of their shares of Orthovita’s common stock in the Tender Offer and in support of the Proposed Transaction.

6. The Tender Offer commenced on May 27, 2011, and is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 24, 2011, unless the Tender Offer is extended or enjoined.

7. On May 27, 2011, Orthovita filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) which misrepresents and fails to disclose material information necessary for the Company’s shareholders to make an informed decision as to whether to tender their shares in the Proposed Transaction.

8. As described below, the consideration to Orthovita common shareholders contemplated in the Proposed Transaction is insufficient and the process by which Defendants propose to consummate the Proposed Transaction is fundamentally unfair to Plaintiff and the other common shareholders of the Company. The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties owed to Orthovita’s common shareholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

9. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Tender Offer and/or Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

10. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C §1331 in that Plaintiffs claims arise in part under the Constitution and laws of the United States, including the Exchange Act [15 U.S.C. §78aa] and 28 U.S.C. §1331. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a).

11. This Court also has jurisdiction over this action pursuant to 28 U.S.C. §§ 1332(a), (c), and (d) as Plaintiff and the defendants are citizens of and domiciled in different states and the amount in controversy exceeds $75,000, exclusive of interests and costs. Given that the Proposed Transaction is valued at approximately $316 million, the injunctive relief sought herein will exceed a sum or value of $75,000. This action is not a collusive one to confer jurisdiction on this Court.

12. Venue is proper in this Court pursuant to 28 U.S.C. §1391 because Orthovita is incorporated in Pennsylvania and is therefore a resident of this District.

PARTIES

13. Plaintiff currently holds shares of common stock of Orthovita and has held such shares at all relevant times. Plaintiff is a citizen of Canada.

14. Defendant Orthovita is a Pennsylvania corporation with its principal executive offices located at 77 Great Valley Parkway, Malvern, PA 19355. Orthovita is a specialty spine and orthopedic company with a portfolio of orthobiologic and biosurgery products. Orthovita’s orthobiologic platform offers products for the fusion, regeneration and fixation of human bone. Orthovita’s biosurgery platform offers products for controlling intra-operative bleeding, also known as hemostasis. Combined, Orthovita’s product portfolio achieved sales of $95 million in 2010.

15. Defendant William E. Tidmore, Jr. (“Tidmore”) is the Non-Executive Chairman of the Company’s Board of Directors (“Board”), a position he has held since March 2009. He has been a member of the Board since July 2007. He is a citizen of and resides within a State of the United States.

16. Defendant Antony Koblish (“Koblish”) is President and Chief Executive Officer of Orthovita, and has been a member of the Board since April 2002. He is a citizen of and resides within a State of the United States.

17. Defendant R. Scott Barry (“Barry”) has been a member of the Board since July 2007, and has been a partner of Essex Woodlands, a shareholder of Orthovita, since 2008. He is a citizen of and resides within a State of the United States.

18. Defendant Morris Cheston, Jr. (“Cheston”) is a member of the Board. He joined the Board in May 2001. He is a citizen of and resides within a State of the United States.

19. Defendant Mary E. Paetzold (“Paetzold”) is a member of the Board. She joined the Board in February 2003. She is a citizen of and resides within a State of the United States.

20. Defendant Paul G. Thomas (“Thomas”) is a member of the Board. He joined the Board in July 2007. He is a citizen of and resides within a State of the United States.

21. Defendant Paul T. Touhey, Jr. (“Touhey”) is a member of the Board. He joined the Board in March 2007. He is a citizen of and resides within a State of the United States.

22. Defendants Tidmore, Koblish, Barry, Cheston, Paetzold, Thomas, and Touhey are collectively referred to hereinafter as the “Individual Defendants.”

23. Defendant Stryker is a Michigan corporation with its principal executive offices located at 2825 Airview Boulevard, Kalamazoo, MI 49002. Stryker is a medical technology company that offers a diverse array of medical technologies, including reconstructive, medical and surgical, and neurotechnology and spine products.

24. Defendant OAC is a Delaware corporation with an address at c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, MI 49002. OAC is an indirect wholly-owned subsidiary of Stryker (OAC and Stryker are sometimes collectively referred to herein as “Stryker”, while the Individual Defendants, Orthovita, Stryker, and OAC are collectively referred to as “Defendants”)).

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES UNDER STATE LAW

25. By reason of the Individual Defendants’ positions with the Company as directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Orthovita (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, loyalty and full and complete disclosure.

26. By virtue of their positions as directors of Orthovita, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Orthovita to engage in the practices complained of herein.

27. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

28. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Orthovita, are obligated under applicable law to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29. The Individual Defendants are also obliged to honor their duty of candor to Orthovita’s shareholders by, inter alia, providing all material information to the shareholders regarding a situation in which they are asked to vote or tender their shares in favor of a proposed merger. This duty of candor ensures that the Company’s shareholders have all information that will enable them to make informed, rational and intelligent decisions as to whether to relinquish their ownership in Orthovita for the consideration offered.

30. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Orthovita, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Orthovita common stock.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action pursuant to Rule 23 of the Federal Rules of Civil Procedure, individually and on behalf of the Class. The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

32. This action is properly maintainable as a class action.

33. The Class is so numerous that joinder of all members is impracticable. As of May 13, 2011, Orthovita had in excess of 77 million shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

34. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have breached their fiduciary duties of good faith, loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached their fiduciary duty of candor to Plaintiff and the other members of the Class in connection with the Proposed Transaction by failing to disclose to shareholders all material information upon which they are able to make an informed decision about whether to tender their shares;

(d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(f) whether Stryker and Orthovita are aiding and abetting the wrongful acts of the Individual Defendants.

35. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

36. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

37. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

38. In July 2007, Essex Woodlands, a venture capital and private equity firm pursuing investments in Pharmaceuticals, biotechnology, medical devices, health care services, and health information technology, managed a deal led by Essex Woodlands partner Barry. Essex Woodlands contacted Orthovita about a transaction that would address a number of issues hindering the company’s growth and development. Essex Woodlands led an equity financing of $32.5 million and became the largest shareholder of the Company at the time. In addition, Essex Woodlands was instrumental in negotiating the repurchase of an ongoing revenue interest obligation and in securing a $45 million debt facility used to repurchase the revenue interest obligation. Essex Woodlands also placed Barry, Tidmore, and Thomas on the Company’s Board. During the 3.5 years of Essex Woodlands’ investment, Orthovita became the leading independent orthobiologic company with its revenues growing from $58 million to $94.7 million and the Company turned EBITDA and cash flow positive.

39. According to independent Wall Street financial research, at least one financial analyst has a price target of $4 for Orthovita.

40. Essex Woodlands is apparently now in the process of liquidating its investments in companies like Orthovita. The acquisition of Orthovita marks the third announced exit for Essex Woodlands within the past 40 days. On April 18, 2011, Prism Pharmaceuticals, an Essex Woodlands Health Ventures Fund VI, LP investment, announced that it would merge with Baxter International for $338 million. On April 21, 2011, Essex Woodlands Health Ventures Fund VII, LP announced that Healthcare Brands International (HBI) would sell its Swedish subsidiary, Antula Healthcare, to Meda AB for SEK 1.8 billion ($288 million).

41. The Individual Defendants have determined now to sell Orthovita to suit the strategy, timetable, and interests of Essex Woodlands in breach of their fiduciary duty to Orthovita’s other public shareholders. Three of the Individual Defendants – Barry, Tidmore, and Thomas – were placed on the Board by Essex Woodlands and Barry is also a partner of Essex Woodlands. These Individual Defendants could not have rendered an impartial and unbiased decision regarding the Proposed Transaction in light of the business strategy of Essex Woodlands and their own interests in that firm.

42. Further, according to Item 5.02 of the Form 8-K filed by the Company with the SEC on May 16, 2011, the compensation committee of the Board (a majority of which consists of members placed on the Board by Essex Woodlands) recommended that the Board approve a $500,000 payment to Koblish contingent upon the acceptance of Orthovita’s shares by Stryker in the Tender Offer. The Board (a majority of which consists of members placed on the Board by Essex Woodlands plus Koblish himself) approved this $500,000 contingent payment to Koblish. Koblish’s participation is tainted by the financial gain he will receive in approving the merger – financial gain unavailable to the Company’s minority shareholders.

43. Thus, despite financial analysts’ price target of $4 for each Orthovita share, Orthovita has agreed to a Tender Offer by Stryker for $3.85 per share of Orthovita stock to the detriment of Orthovita’s shareholders.

B.	The Proposed Transaction

44. On May 16, 2011, Orthovita and Essex Woodlands each issued press releases announcing that they had entered into the Merger Agreement. Under the terms of the Proposed Transaction, Stryker would acquire Orthovita by making the cash Tender Offer to acquire all of the outstanding shares of common stock of Orthovita at a purchase price of just $3.85 per share.

45. Orthovita’s press release stated:

Malvern, PA – May 16, 2011 – Orthovita, Inc. (Nasdaq: VITA) today announced that it has entered into a merger agreement under which Stryker Corporation (NYSE: SYK) has agreed to acquire all of the common stock of Orthovita for $3.85 per share in cash which represents a total value of approximately $316 million.

William E. Tidmore, Chairman of the Board, said, “The Board of Directors unanimously concluded that this transaction is in the best interests of Orthovita and its shareholders. We believe this is a very positive outcome for our shareholders and maximizes the value of Orthovita’s orthobiologic and biosurgery platforms.”

“This transaction is a great event for our shareholders, customers and employees,” said Antony Koblish, President and Chief Executive Officer. Mr. Koblish added, “This transaction delivers significant value to our shareholders and allows us to combine our portfolio of orthobiologic and biosurgery products as well as our novel and unique proprietary biomaterials pipeline with Stryker’s industry-leading sales and marketing teams. We look forward confidently to an exciting future with a great partner.”

Under the terms of the merger agreement, Stryker will commence an all-cash tender offer to acquire all of the outstanding common stock of Orthovita for $3.85 per share within 10 business days. The tender offer is expected to be completed in the second quarter of 2011. The tender offer is subject to customary closing conditions, including the tender of a majority of the outstanding shares of Orthovita common stock on a fully diluted basis, and the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. Following the tender offer, Stryker will acquire the remaining outstanding shares of Orthovita common stock through a second step merger. Orthovita’s board of directors has approved the tender offer and resolved to recommend that Orthovita shareholders tender their shares to Stryker in the tender offer. In addition, shareholder Essex Woodlands Health Ventures Fund VII, L.P., whose representative R. Scott Barry is a member of Orthovita’s Board of Directors, as well as Messrs. Tidmore and Koblish and all of Orthovita’s other directors and executive officers, who collectively own approximately 14.5% of the fully diluted common stock of Orthovita, have committed to tender their shares in the tender offer.

J.P. Morgan Securities, LLC acted as exclusive financial advisor to Orthovita in connection with the transaction.

46. Stryker’s press release stated:

Kalamazoo, Michigan – May 16, 2011 – Stryker Corporation (NYSE:SYK) announced today a definitive agreement to acquire Orthovita, Inc. (Nasdaq:VITA), a global developer and manufacturer of orthobiologic and biosurgery products through an all cash tender offer. Orthovita competes in the $5 billion orthobiologics market and is a global leader in synthetic bone grafts with its Vitoss ™ product offering, and also competes in vertebral augmentation with its Cortoss™ product offering. In addition, the company’s Biosurgery business manufactures hemostasis products such as Vitagel ™ which are designed to control intra-operative and postoperative bleeding. Combined, Orthovita’s product portfolio achieved sales of $95 million in 2010. The acquisition of Orthovita is highly complementary to Stryker’s existing orthobiologics offering, which is currently sold through multiple Stryker divisions.

Under the terms of the agreement, Orthovita shareholders will receive $3.85 for each outstanding Orthovita share of common stock. The value of the transaction is estimated at $316 million, based upon Orthovita’s 79 million fully diluted shares outstanding as well as net debt of $12 million.

“With this acquisition we are meaningfully expanding our orthobiologics product portfolio and strengthening our competitive position in key segments of the Spine, Orthopaedics and Biosurgery markets,” said Stephen P. MacMillan, Chairman, President and Chief Executive Officer of Stryker. “We believe the collective talent of our sizable sales forces across multiple franchises positions us to build on Orthovita’s success and accelerate sales growth.”

The boards of directors at Stryker and Orthovita have approved the transaction, and the board of directors of Orthovita resolved to recommend that Orthovita shareholders tender their shares to Stryker in the tender offer. In addition, shareholders holding approximately 14.5% of the outstanding shares of Orthovita common stock have entered into agreements with Stryker to support the transaction and to tender their shares in the offer.

The tender offer is scheduled to commence within 10 business days and is expected to close in the second quarter of 2011. The tender offer is subject to customary closing conditions, including the tender of a majority of the outstanding shares of Orthovita common stock on a fully diluted basis and the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. Following the tender offer, Stryker will acquire the remaining outstanding shares of Orthovita common stock through a second step merger. Upon closing, the transaction is expected to be neutral to Stryker’s 2011 earnings per share excluding acquisition and integration-related charges.

Citi served as Stryker’s exclusive financial advisor in connection with this transaction.

47. The consideration offered to Orthovita’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Orthovita’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings.

48. The Proposed Transaction price also fails to take into consideration considerable synergies Stryker can attain through the acquisition. According to an article published on May 17, 2011, by Zacks Equity Research entitled “Stryker Buys Orthovita with Cash”, the “Orthovita acquisition is a strategic fit for Stryker, highly complementing its existing orthobiologics offering while strengthening its competitive position.”

49. Thus, while it appears that Stryker will benefit from the synergies from the Proposed Transaction, Orthovita’s shareholders will receive insufficient consideration for their shares to their detriment.

C.	The Preclusive Deal Protection Devices

50. On May 16, 2011, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. To the detriment of Orthovita shareholders, the Individual Defendants agreed in the Merger Agreement to certain onerous and preclusive deal protection devices that will prevent superior proposals to acquire the common stock of the Company from emerging.

51. Section 5.02 of the Merger Agreement is a restrictive no-shop provision that prohibits the members of the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offers or business combinations.

52. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Individual Defendants from engaging in discussions or negotiations relating to proposals regarding alternative tender offers or business combinations.

53. Section 5.02(b) of the Merger Agreement provides a limited situation in which the Orthovita Board may enter into discussions and negotiations in response to an unsolicited competing bid: after receiving a written Takeover Proposal and the Board “determines in good faith (after consultation with its outside counsel and financial adviser), that (A) such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (b) that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law.” Even then, however, the Orthovita Board is required to provide Stryker with written notice of any Takeover Proposal within twenty-four hours of its receipt, and forty-eight hours prior notice of a Board meeting at which any Takeover Proposal is expected to be considered. Further, the Orthovita Board must provide Stryker with written notice at least five business days in advance of its intention to terminate the Merger Agreement and enter into a definitive agreement with respect to a “Superior Proposal.” The Board is also required to negotiate with Stryker to allow Stryker to adjust the terms and conditions of the Merger Agreement so that the Takeover Proposal ceases to be a Superior Proposal.

54. Thus, even if the Orthovita Board receives a competing bid that appeared to be “superior” to Stryker’s offer, they are precluded from entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior” or could reasonably be expected to lead to a “Superior Proposal.” Consequently, this provision prevents the Orthovita Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Orthovita Board first determines that the proposal is “superior” ” or reasonably could be expected to lead to a “Superior Proposal.”

55. In addition, the Merger Agreement provides that Orthovita must pay to Stryker a termination fee of $9,891,604 million, representing over 3% of the approximate deal value of $316 million, if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer. A termination fee in the amount of 3% is unreasonably high for this type of transaction.

56. Ultimately, these preclusive deal protection devices illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions will foreclose the new bidder from providing the needed market check of Stryker’s inadequate offer.

D.	Conflicts by Certain Directors; Golden Parachute Compensation

57. The Proposed Transaction provides for the following golden parachute compensation:

Name	Cash ($)	Equity ($)	Pension/ NQDC ($)	Perquisites/ benefits ($)	Tax reimbursement ($)	Other ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Antony Koblish, President and Chief Executive Officer	$1,440,000	$2,175,084	$0	$39,808	$0	$0	$3,654,892

Nancy C. Broadbent, Chief Financial Officer	$511,175	$706,140	$0	$29,855	$0	$0	$1,247,170

Maarten Persenaire, M.D. Chief Medical Officer	$485,800	$934,051	$0	$29,855	$0	$0	$1,449,706

Christopher H. Smith, Senior Vice President of Sales	$473,200	$617,247	$0	$29,855	$0	$0	$1,120,302

58. The aforementioned golden parachutes are further evidence of the flawed process leading up to the Proposed Transaction to the detriment of Orthovita shareholders.

E.	The Materially Misleading And/or Incomplete Disclosure Documents

59. On May 27, 2011, Orthovita filed its Recommendation Statement with the SEC.

60. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Transaction.

61. For example, the Recommendation Statement completely fails to disclose all of the underlying methodologies, projections, key inputs and multiples relied upon and observed by JP Morgan, which served as a financial advisor to the Company in connection with the Proposed Transaction, which are necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by JP Morgan and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

A.	The complete financial projections and forecasts for Orthovita which were generated, in part, by Orthovita’s Management. The Recommendation Statement discloses certain Company projections at page 33, but it fails to disclose the most important projection component, Orthovita’s free cash flows or even the key inputs necessary to reach free cash flows (including depreciation, amortization, change in working capital and the effective tax rate), which are all needed for an investor to calculate the discounted cash flow which are critical to understanding the basis for those projections and certain analyses performed by JP Morgan.

B.	In the Public Trading Multiples Analysis, the criteria and multiples for each of the companies selected should be disclosed.

C.	In the Selected Transactions Analysis, more information should be disclosed regarding the transaction details (including enterprise value and exact date) and multiples for each of the transactions selected should be disclosed.

D.	In the Discounted Cash Flow Analysis, the methodology used to determine the discount rate and terminal value range used should be disclosed.

62. Moreover, additional information regarding the sales process leading to the Proposed Transaction should be disclosed, including the selection process of JP Morgan, parties contacted to elicit interest in a potential transaction, alternatives considered, and negotiations with bidders interested in Orthovita.

63. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Claim for Violations of Section 14(d)(4) and 14(e) of the Exchange Against

Orthovita and the Individual Defendants

64. Plaintiff repeats and realleges each allegation set forth herein.

65. Orthovita and the Individual Defendants have caused the Recommendation Statement to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

66. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

67. The Recommendation Statement violates Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Orthovita and the Individual Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

68. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff for Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

69. Plaintiff brings this Exchange Act claim on behalf of himself as an individual.

70. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

71. The Individual Defendants acted as controlling persons of Orthovita within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Orthovita, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

72. Each of the Individual Defendants were provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

73. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The Recommendation

Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

74. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

75. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

76. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct. Plaintiff will be irreparably harmed.

THIRD CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

77. Plaintiff repeats and realleges each allegation set forth herein.

78. The Individual Defendants have violated fiduciary duties of care, loyalty, disclosure and good faith owed to public shareholders of Orthovita.

79. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Orthovita.

80. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, disclosure and independence owed to the shareholders of Orthovita because, among other reasons, they failed to take steps to maximize the value of Orthovita to its public shareholders.

81. The Individual Defendants dominate and control the business and corporate affairs of Orthovita, and are in possession of private corporate information concerning Orthovita’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Orthovita which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

82. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

83. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Orthovita’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

84. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

85. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

FOURTH CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against Stryker and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

86. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

87. Stryker and Merger Sub have acted and are acting with knowledge of the fact that the Individual Defendants are in breach of their fiduciary duties to Orthovita’s public shareholders, and have participated in such breaches of fiduciary duties.

88. Stryker and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Stryker and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

89. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain transaction providing the best possible terms for shareholders;

C. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: May 31, 2011

FARUQI & FARUQI, LLP

By:
Jacob A. Goldberg
Sandra G. Smith
101 Greenwood Avenue, Suite 600
Jenkintown, PA 19046
Tel: 215-277-5770
Fax: 215-277-5771

Counsel for Plaintiff

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde, Esquire

369 Lexington Avenue, 10th F1.

New York, NY 10017

Tel.: (212) 983-9330

Fax: (212) 983-9331

IN THE UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF PENNSYLVANIA

CASE MANAGEMENT TRACK DESIGNATION FORM

Robert Clayton, On Behalf of Himself and All Others Similarly

Situated,	:	CIVIL ACTION
:
V.	:
Orthovita, Inc., R. Scott Barry, Morris Cheston, Jr., Mary E. Paetzold,	:
Paul G. Thomas, William E. Tidmore, Jr., Paul T. Touhey, Jr.	:	NO.
Antohony Koblish, Stryker Corporation and Owl Acquisition Corp.,

In accordance with the Civil Justice Expense and Delay Reduction Plan of this court, counsel for plaintiff shall complete a Case Management Track Designation Form in all civil cases at the time of filing the complaint and serve a copy on all defendants. (See § 1:03 of the plan set forth on the reverse side of this form.) In the event that a defendant does not agree with the plaintiff regarding said designation, that defendant shall, with its first appearance, submit to the clerk of court and serve on the plaintiff and all other parties, a Case Management Track Designation Form specifying the track to which that defendant believes the case should be assigned.

SELECT ONE OF THE FOLLOWING CASE MANAGEMENT TRACKS:

(a)	Habeas Corpus – Cases brought under 28 U.S.C. § 2241 through § 2255.	(	)

(b)	Social Security – Cases requesting review of a decision of the Secretary of Health and Human Services denying plaintiff Social Security Benefits.	(	)

(c)	Arbitration – Cases required to be designated for arbitration under Local Civil Rule 53.2.	(	)

(d)	Asbestos – Cases involving claims for personal injury or property damage from exposure to asbestos.	(	)

(e)	Special Management – Cases that do not fall into tracks (a) through (d) that are commonly referred to as complex and that need special or intense management by the court. (See reverse side of this form for a detailed explanation of special management cases.)	(X	)

(f)	Standard Management – Cases that do not fall into any one of the other tracks.	(	)

5/31/2011	Sandra G. Smith	Plaintiff
Date	Attorney-at-law	Attorney for

215-277-5770	215-277-5771	ssmith@faruqilaw.com
Telephone	FAX Number	E-Mail Address

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS Robert Clayton	DEFENDANTS Orthvita
(b) County of Residence of First Listed Plaintiff Ontario, Canada (EXCEPT IN U.S. PLAINTIFF CASES)	County of Residence of First Listed Defendant Chester (IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.
(c) Attorney’s (Firm Name, Address, and Telephone Number) Sandra G. Smith, Esq. Faruqi & Faruqi LLP, 101 Greenwood Avenue, Suite 600, Jenkintown PA 19046	Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an “X” in One Box Only)		III. CITIZENSHIP OF PRINCIPAL PARTIES(Place an “X” in One Box for Plaintiff (For Diversity Cases Only) and One Box for Defendant)
			PTF	DEF		PTF	DEF
☐ 1 U.S. Government Plaintiff	☒ 3 Federal Question (U.S. Government Not a Party)	Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4

☐ 2 U.S. Government Defendant	☐ 4 Diversity (Indicate Citizenship of Parties in Item III)	Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5

		Citizen or Subject of a Foreign Country	☒ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an “X” in One Box Only)

CONTRACT		TORTS				FORFEITURE/PENALTY		BANKRUPTCY		OTHER STATUTES
☐ 110	Insurance	PERSONAL INJURY		PERSONAL INJURY		☐ 610	Agriculture	☐ 422	Appeal 28 USC 158	☐ 400	State Reapportionment
☐ 120	Marine	☐ 310	Airplane	☐ 362	Personal Injury - Med. Malpractice	☐ 620	Other Food & Drug	☐ 423	Withdrawal 28 USC 157	☐ 410	Antitrust
☐ 130	Miller Act	☐ 315	Airplane Product	☐ 365	Personal Injury -	☐ 625	Drug Related Seizure	PROPERTY RIGHTS		☐ 430	Banks and Banking
			Liability		Product Liability		of Property 21 USC 881
☐ 140	Negotiable Instrument	☐ 320	Assault, Libel & Slander	☐ 368	Asbestos Personal Injury Product Liability	☐ 630	Liquor Laws	☐ 820	Copyrights	☐ 450	Commerce
☐ 150	Recovery of Overpayment & Enforcement of Judgment	☐ 330	Federal Employers’ Liability	PERSONAL PROPERTY		☐ 640	R.R. & Truck	☐ 830	Patent	☐ 460	Deportation
☐ 151	Medicare Act	☐ 340	Marine	☐ 370	Other Fraud	☐ 650	Airline Regs.	☐ 840	Trademark	☐ 470	Racketeer Influenced and Corrupt Organizations
☐ 152	Recovery of Defaulted Student Loans (Excl. Veterans)	☐ 345	Marine Product Liability	☐ 371	Truth in Lending	☐ 660	Occupational Safety/Health			☐ 480	Consumer Credit
☐ 153	Recovery of Overpayment of Veteran’s Benefits	☐ 350	Motor Vehicle	☐ 380	Other Personal Property Damage	☐ 690	Other			☐ 490	Cable/Sat TV
☒ 160	Stockholders’ Suits	☐ 355	Motor Vehicle	☐ 385	Property Damage	LABOUR		SOCIAL SECURITY		☐ 810	Selective Service
			Product Liability		Product Liability	☐ 710	Fair Labor Standards Act	☐ 861	HIA (1395ff)
☐ 190	Other Contract	☐ 360	Other Personal Injury			☐ 720	Labor/Mgmt. Relations	☐ 862	Black Lung (923)	☐ 850	Securities/Commodities/ Exchange
☐ 195	Contract Product Liability					☐ 730	Labor/Mgmt. Reporting & Disclosure Act	☐ 863	DIWC/DIWW (405(g))	☐ 875	Customer Challenge 12 USC 3410
☐ 196	Franchise					☐ 740	Railway Labor Act	☐ 864	SSID Title XVI	☐ 890	Other Statutory Actions
REAL PROPERTY		CIVIL RIGHTS		PRISONER PETITIONS		☐ 790	Other Labor	☐ 865	RSI (4O5(g))	☐ 891	Agricultural Acts
☐ 210	Land	☐ 441	Voting	☐ 510	Motions to Vacate		Litigation	FEDRAL TAX SUITS		☐ 892	Economic Stabilization
	Condemnation				Sentence Habeas Corpus:	☐ 791	EmpI. Ret. Inc. Security Act				Act
☐ 220	Foreclosure	☐ 442	Employment	☐ 530	General			☐ 870	Taxes (U.S. Plaintiff or Defendant)	☐ 893	Environmental Matters
☐ 230	Rent Lease & Ejectment	☐ 443	Housing/ Accommodations	☐ 535	Death Penalty			☐ 871	IRS—Third Party 26 USC 7609	☐ 894	Energy Allocation Act
☐ 240	Torts to Land	☐ 444	Welfare	☐ 540	Mandamus & Other					☐ 895	Freedom of Information Act
☐ 245	Tort Product	☐ 445	Amer. w/	☐ 550	Civil Rights	IMMIGRATION				☐ 900	Appeal of Fee
	Liability		Disabilities - Employment								Determination Under Equal Access to Justice
☐ 290	All Other Real Property	☐ 446	Amer. w/Disabilities- Other	☐ 555	Prison Condition	☐ 462	Naturalization Application			☐ 950	Constitutionality of State Statutes
		☐ 440	Other Civil Rights			☐ 463	Habeas Corpus - Alien Detainee
						☐ 465	Other Immigration Actions

V. ORIGIN		(Place an “X” in One Box Only)							Transferred from				Appeal to District
☒ 1	Original Proceeding	☐ 2	Removed from State Court	☐ 3	Remanded from Appellate Court	☐ 4	Reinstated or Reopened	☐ 5	another district (specify)	☐ 6	Multidistrict Litigation	☐ 7	Judge from Magistrate Judgment

VI. CAUSE OF ACTION	Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity): 15 U.S.C 78aa
Brief description of cause: Stockholders Suit

VII. REQUESTED IN COMPLAINT:	☒	CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P.23	DEMANDS $316m	CHECK YES only if demanded in complaint: JURY DEMAND: ☐ Yes ☒ No

VIII. RELATED CASE(S) IF ANY	(See Instructions):	JUDGE	DOCKET NUMBER

DATE	SIGNATURE OF ATTORNEY OF RECORD
05/31/2011
FOR OFFICE USE ONLY

RECEIPT #	AMOUNT	APPLYING IFP	JUDGE	MAG.JUDGE

UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF PENNSYLVANIA — DESIGNATION FORM to be used by counsel to indicate the category of the case for the purpose of assignment to appropriate calendar.

Address of Plaintiff:	2784 Barnstone Cre, Mississauga, ON Canada L5k-2C

Address of Defendant:	77 Great Valley Parkway, Malvern, PA 19355

Place of Accident, Incident or Transaction:	77 Great Valley Parkway, Malvern PA 19355
(Use Reverse Side For Additional Space)

Does this civil action involve a nongovernmental corporate party with any parent corporation and any publicly held corporation owning 10% or more of its stock?

(Attach two copies of the Disclosure Statement Form in accordance with Fed.R.Civ.P. 7.1(a))	Yes☐	No☒

Does this case involve multidistrict litigation possibilities?	Yes☐	No☒

RELATED CASE, IF ANY:

Case Number:                                               Judge                                               Date Terminated:

Civil cases are deemed related when yes is answered to any of the following questions:

1. Is this case related to property included in an earlier numbered suit pending or within one year previously terminated action in this court?
Yes☐	No☒
2. Does this case involve the same issue of fact or grow out of the same transaction as a prior suit pending or within one year previously terminated action in this court?
Yes☐	No☒
3. Does this case involve the validity or infringement of a patent already in suit or any earlier numbered case pending or within one year previously terminated action in this court?
Yes☐	No☒
4. Is this case a second or successive habeas corpus, social security appeal, or pro se civil rights case filed by the same individual?
Yes☐	No☒

CIVIL: (Place ✓in ONE CATEGORY ONLY)
A. Federal Question Cases:	B. Diversity Jurisdiction Cases:
1. ☐ Indemnity Contract, Marine Contract, and All Other Contracts	1. ☐ Insurance Contract and Other Contracts

2. ☐ FELA	2. ☐ Airplane Personal Injury

3. ☐ Jones Act-Personal Injury	3. ☐ Assault, Defamation

4. ☐ Antitrust	4. ☐ Marine Personal Injury

5. ☐ Patent	5. ☐ Motor Vehicle Personal Injury

6. ☐ Labor-Management Relations	6. ☐ Other Personal Injury (Please specify)

7. ☐ Civil Rights	7. ☐ Products Liability

8. ☐ Habeas Corpus	8. ☐ Products Liability — Asbestos

9. ☐ Securities Act(s) Cases	9. ☐ All other Diversity Cases

10. ☐ Social Security Review Cases	(Please specify)

11. ☒ All other Federal Question Cases (Please specify)

ARBITRATION CERTIFICATION

(Check Appropriate Category)

I,                                                                                               , counsel of record do hereby certify:

      ☐ Pursuant to Local Civil Rule 53.2, Section 3(c)(2), that to the best of my knowledge and belief, the damages recoverable in this civil action case exceed the sum of $150,000.00 exclusive of interest and costs;

      ☐ Relief other than monetary damages is sought.

DATE:
	Attorney-at-Law	Attorney I.D.#

NOTE: A trial de novo will be a trial by jury only if there has been compliance with F.R.C.P. 38.

I certify that, to my knowledge, the within case is not related to any case now pending or within one year previously terminated action in this court except as noted above.

DATE: 5/31/2011		84655
	Attorney-at-Law	Attorney I.D.#